Exhibit B

	Fiscal Year Ended
	January 3,	December 28,
	2004	2002
	(In thousands)

Net sales as originally reported	$ 503,194	$ 504,609
Reclass freight-out expense	12,831	10,930
Adjusted net sales	516,025	515,539

Cost of sales as originally reported	430,954	425,975
Reclass freight-out expense	12,831	10,930
Reclass distribution expense to SG&A	(29,562)	(30,468)
Reclass idle depreciation expense	331	--
Adjusted cost of sales	414,554	406,437

Gross Profit as originally reported	72,240	78,634
Adjusted Gross Profit	101,471	109,102

SG&A expense as originally reported	51,850	48,735
Reclass cost of sales expense	29,562	30,468
Adjusted SG&A expense	81,412	79,203

Other, net as originally reported	3,529	7,904
Reclass idle depreciation expense	(331)	--
Adjusted other, net	3,198	7,904

EBIT as originally reported	$ 16,861	$ 21,995
Adjusted EBIT	$ 16,861	$ 21,995